EXHIBIT 99.1

American Lithium Co-recipient of U.S. Department of Energy Grant For US$4.5M Lithium Processing Pilot Plant

VANCOUVER, British Columbia, March 04, 2021 -- American Lithium Corp. (TSXV: LI) (OTCQB: LIACF) (Frankfurt: 5LA1) (“American Lithium” or the “Company”), a global leader in the exploration and development of lithium projects, reports being selected by the U.S. Department of Energy Advanced Manufacturing Office (“DoE”), with co-recipient American Battery Technology Company (formerly called American Battery Metals Corporation) (“ABTC”) and another industry partner, to receive grant funding totalling 50% of the capital cost for a US$4.5 million lithium extraction/hydroxide pilot plant.

The grant provides funding to complete field demonstration of selective leaching, targeted purification, and electro-chemical production of battery grade lithium hydroxide precursor from US claystone deposits, and more specifically American Lithium’s TLC Project, near Tonopah, Nevada (“TLC”). The funding is part of US government agencies’ efforts to reduce American dependence on foreign supply of important critical minerals including battery metals required for American energy storage needs, including the electrification of the vehicle sector. Further details on the project are available here.

Specifically, this project will look to utilize ABTC’s proprietary lithium extraction technologies to extract lithium from American Lithium’s unique TLC claystone deposits. The lithium mineralization at TLC has a number of unique properties and has shown the potential, utilizing more traditional methods of extraction, for fast, efficient, and cost-effective lithium extraction. While the Company will proceed with its own initiatives to establish the best, commercially viable process for lithium extraction from TLC, it will concurrently take part in this DoE funded pilot project utilizing ABTC’s technologies in combination with TLC claystone deposits.

Mike Kobler, CEO of American Lithium, stated, “We are extremely pleased to partner with ABTC on this high profile pilot project with funding from the Department of Energy. We believe that it is a strong validation of the unique characteristics of lithium mineralization at TLC that the US Government selected this project to back and provide funding for. It’s exciting to be working with ABTC and others on this multi-year, industry led partnership to improve the production of lithium hydroxide from domestic sources. Together, we can be leaders in the growth of lithium chemical supply in the burgeoning field of large-scale battery manufacturing in the United States.”

Injunction Granted to Plateau Energy Metals Peruvian Subsidiary Relating to Disputed Peruvian Concessions

American Lithium is also pleased to refer readers to the announcement made by Plateau Energy Metals (‘Plateau”) on March 2, 2021 confirming that its subsidiary, Macusani Yellowcake S.A.C (“Macusani”), has now been granted injunctive protection in relation to 32 concessions which are currently subject to an ongoing judicial review in Peru. This judicial process relates to claims from local regulators, disputed by Macusani, that it was late in paying its 2017 annual validity rights relating to these concessions.

This injunction is a precautionary measure (“Medida Cautelar”) which restores the ownership, rights and validity of the disputed concessions to Macusani while the legal process is ongoing. Both American Lithium and Plateau Energy Metals view this as a very positive development as it eliminates the possibility of any of the disputed concessions being transferred to other parties while the legal process is ongoing. The full announcement by Plateau can be viewed at: https://plateauenergymetals.com/plateau-energy-metals-announces-grant-of-injunction-to-macusani-for-concessions-in-peru/

Simon Clarke, Director of American Lithium, stated, “Our recently announced acquisition of Plateau is made on the basis of the assets and team in place at the time of announcement and is not predicated in any way upon these disputed concessions being fully restored. We believe there are strong synergies between the two companies and a strong rationale for combining them.”

About American Lithium

American Lithium, a TSX Venture 50 Company, is actively engaged in the exploration and development of lithium deposits within mining-friendly jurisdictions throughout the Americas.  The company is currently exploring and developing the TLC lithium project located in the highly prospective Esmeralda lithium district in Nevada.  TLC is close to infrastructure, 3.5 hours south of the Tesla Gigafactory, and in the same basinal environment as Albemarle’s Silver Peak lithium mine and several advancing deposits and resources, including Ioneer Ltd.’s (formerly Global Geoscience) Rhyolite Ridge and Cypress Development Corp.’s Clayton Valley Project.

On behalf of the Board,

American Lithium Corp.
Michael Kobler, Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-looking statements
Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here. Information provided in this release is necessarily summarized and may not contain all available material information. All such forward-looking information and statements are based on certain assumptions and analyses made by American Lithium management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in American Lithium's most recently filed MD&A. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
Website: https://www.americanlithiumcorp.com/